Exhibit 99.2

PROXY

Pop Culture Group Co., Ltd

Room 1207-08, No. 2488 Huandao East Road

Huli District, Xiamen City, Fujian Province

The People’s Republic of China

EXTRAORDINARY MEETING OF SHAREHOLDERS

MAY 15, 2026

YOUR VOTE IS IMPORTANT

FOLD AND DETACH HERE

THIS PROXY IS SOLICITED BY THE BOARD OF DIRECTORS FOR THE EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS TO BE HELD ON MAY 15, 2026.

The undersigned, revoking any previous proxies relating to these shares, hereby acknowledges receipt of the Notice and Proxy Statement, dated April 24, 2026, in connection with the Extraordinary General Meeting and at any adjournments thereof (the “Extraordinary General Meeting”) to be held on May 15, 2026, at 9:30 A.M., Eastern Time (May 15, 2026, at 9:30 P.M., local time) at Room 1207-08, No. 2488 Huandao East Road, Huli District, Xiamen City, Fujian Province, the People’s Republic of China and hereby appoints of
(insert name of proxy)		(insert address of proxy)

or, if no person is otherwise specified, the chairman of the Meeting as proxy of the undersigned, with power of substitution, to vote all ordinary shares of Pop Culture Group Co., Ltd (the “Company”) registered in the name provided, which the undersigned is entitled to vote at the Extraordinary General Meeting with all the powers the undersigned would have if personally present on the matters set forth below (i) as specified by the undersigned below, and (ii) in the discretion of the proxy, if no direction is given and upon such other business as may properly come before the Meeting.

THIS PROXY, WHEN EXECUTED, WILL BE VOTED AT THE DISCRETION OF THE PROXY. IF THE CHAIRMAN OF THE MEETING IS APPOINTED AS PROXY AND NO DIRECTION IS MADE, THIS PROXY WILL BE VOTED “FOR” FOR PROPOSAL 1 TO 7.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” FOR PROPOSAL 1 TO 7.

PROPOSAL 1: Approval of a 10:1 Share Consolidation

It is resolved, as an ordinary resolution with immediate effect, that:

(a) the authorised, issued, and outstanding shares of the Company (collectively, the “Shares”) be consolidated and divided by consolidating:

(i) every 10 Class A Ordinary Shares of par value US$0.01 each into one Class A Ordinary Share of par value US$0.1 each;

(ii) every 10 Class B Ordinary Shares of par value US$0.01 each into one Class B Ordinary Share of par value US$0.1 each; and

(iii) every 10 Class C Ordinary Shares of par value US$0.01 each into one Class C Ordinary Share of par value US$0.1 each;

with such consolidated Shares having the same rights and being subject to the same restrictions (save as to par value) as the existing Shares of such class as set out in the Company’s memorandum and articles of association (the “Share Consolidation”);

(b) as a result of the Share Consolidation, the authorised share capital of the Company be amended from US$2,960,000 divided into 264,400,000 Class A Ordinary Shares of par value US$0.01 each, 30,600,000 Class B Ordinary Shares of par value US$0.01 each and 1,000,000 Class C Ordinary Shares of par value US$0.01 each to US$2,960,000 divided into 26,440,000 Class A Ordinary Shares of par value US$0.1 each, 3,060,000 Class B Ordinary Shares of par value US$0.1 each and 100,000 Class C Ordinary Shares of par value US$0.1 each; and

(c) no fractional Shares be issued in connection with the Share Consolidation and, in the event that a shareholder would otherwise be entitled to receive a fractional Share upon the Share Consolidation, the total number of Shares to be received by such shareholder be rounded up to the next whole Share.

For	Against	Abstain
☐	☐	☐

PROPOSAL 2: Approval of a Share Capital Increase

It is resolved, as an ordinary resolution with effect immediately following the Share Consolidation, that the authorised share capital of the Company be increased from US$2,960,000 divided into 26,440,000 Class A Ordinary Shares of par value US$0.1 each, 3,060,000 Class B Ordinary Shares of par value US$0.1 each and 100,000 Class C Ordinary Shares of par value US$0.1 each, to US$29,600,000 divided into 264,400,000 Class A Ordinary Shares of par value US$0.1 each, 30,600,000 Class B Ordinary Shares of par value US$0.1 each and 1,000,000 Class C Ordinary Shares of par value US$0.1 each US$264,400,000 divided into 264,400,000 Class A Ordinary Shares of par value US$0.1 each, 30,600,000 Class B Ordinary Shares of par value US$0.1 each and 1,000,000 Class C Ordinary Shares of par value US$0.1 each, by the creation of 237,960,000 Class A Ordinary Shares of par value US$0.1 each, 27,540,000 Class B Ordinary Shares of par value US$0.1 each and 900,000 Class C Ordinary Shares of par value US$0.1 each (the “Share Capital Increase”).

For	Against	Abstain
☐	☐	☐

PROPOSAL 3: Adoption of Amended and Restated Memorandum of Association

It is resolved, as a special resolution, that subject to and immediately following the Share Capital Increase being effected, the Company adopt amended and restated memorandum of association, in the form attached to the notice of meeting and proxy statement delivered to shareholders and dated April 24, 2026, in substitution for, and to the exclusion of, the Company’s existing memorandum of association, to reflect the Share Capital Increase.

For	Against	Abstain
☐	☐	☐

PROPOSAL 4: Adoption of Amended and Restated Articles of Association

It is resolved, as a special resolution with immediate effect, that the Company adopt amended and restated articles of association, in the form attached to the notice of meeting and proxy statement delivered to shareholders and dated April 24, 2026, in substitution for, and to the exclusion of, the Company’s existing articles of association.

For	Against	Abstain
☐	☐	☐

PROPOSAL 5: Approval of Further Share Consolidations

It is resolved as an ordinary resolution that:

(a)	conditional upon the approval of the board of directors of the Company (the “Board”) in its sole discretion, with effect as of the date the Board may determine (the “Effective Date”):

(i)	the authorised, issued, and outstanding Class A ordinary shares, Class B ordinary shares and Class C ordinary shares of the Company (collectively, the “Shares”) be consolidated at any one time or multiple times during a period of up to one year from the date of the Meeting, at the exact consolidation ratio and effective time as the Board may determine in its sole discretion, provided always that the accumulated consolidation ratio for all such share consolidation(s) (together, “Further Share Consolidations”, and each a “Further Share Consolidation”) shall not be less than 2:1 nor greater than 250:1, with such consolidated Shares having the same rights and being subject to the same restrictions (save as to par value) as the existing Shares of such class as set out in the Company’s memorandum and articles of association;

(ii)	no fractional Shares be issued in connection with the Further Share Consolidation(s) and, in the event that a shareholder would otherwise be entitled to receive a fractional Share upon the Further Share Consolidation(s), the total number of Shares to be received by such shareholder be rounded up to the next whole Share; and

(iii)	any change to the Company’s authorised share capital in connection with, and as necessary to effect, the Further Share Consolidation(s) be and is hereby approved, such amendment to be determined by the Board in its sole discretion; and

(b)	any one director or officer of the Company be and is hereby authorised, for and on behalf of the Company, to do all such other acts or things necessary or desirable to implement, carry out and give effect to the Further Share Consolidation(s), if and when deemed advisable by the Board in its sole discretion.

For	Against	Abstain
☐	☐	☐

PROPOSAL 6: Adoption of Further Amended and Restated Memorandum of Association

It is resolved, as a special resolution, that subject to and immediately following any and each Further Share Consolidation being effected, the Company adopt amended and restated memorandum of association in substitution for, and to the exclusion of, the Company’s existing memorandum of association, to reflect changes to the Company’s authorised share capital as a consequence of each such Further Share Consolidation.

For	Against	Abstain
☐	☐	☐

PROPOSAL 7: Approval of Adjournments

It is resolved, as an ordinary resolution, to adjourn the general meeting to a later date or dates or sine die, if necessary or desirable, in the opinion of the directors, to permit further solicitation and vote of proxies if, at the time of the meeting, there are not sufficient votes for, or otherwise in connection with, the approval of the foregoing proposals.

For	Against	Abstain
☐	☐	☐

Please indicate if you intend to attend this Meeting ☐ YES ☐ NO

Signature of Shareholder:
Date:

Name shares held in (Please print):	Account Number (if any):

No. of Shares Entitled to Vote:	Share Certificate Number(s):

Class of shares:
☐ Class A ordinary shares ☐ Class B ordinary shares

Note:	Please sign exactly as your name or names appear in the Company’s share transfer books. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such.

If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such.

If the signer is a partnership, please sign in partnership name by authorized person.

Please provide any change of address information in the spaces below in order that we may update our records:

Address:

Shareholder’s Signature

Shareholder’s Signature

Signature should agree with name printed hereon. If share is held in the name of more than one person, EACH joint owner should sign. Executors, administrators, trustees, guardians, and attorneys should indicate the capacity in which they sign. Attorneys should submit powers of attorney.

TO VOTE ONLINE:  www.Transhare.com click on Vote Your Proxy

Enter Your Control Number:

TO VOTE BY EMAIL:  Please email your signed proxy card to Proxy@Transhare.com

TO VOTE BY FAX:  Please fax this proxy card to 1.727. 269.5616

TO VOTE BY MAIL: Please sign, date and mail to

Proxy Team

Transhare Corporation

17755 US Highway 19 N

Suite 140

Clearwater FL 33764

PLEASE SIGN, DATE AND RETURN THE PROXY IN THE ENVELOPE ENCLOSED TO CONTINENTAL STOCK TRANSFER & TRUST COMPANY. THIS PROXY WILL BE VOTED IN THE MANNER DIRECTED HEREIN BY THE UNDERSIGNED SHAREHOLDER. IF NO DIRECTION IS MADE, THIS PROXY WILL BE VOTED AT THE DISCRETION OF THE PROXY. IF THE CHAIRMAN OF THE MEETING IS APPOINTED AS PROXY AND NO DIRECTION IS MADE THIS PROXY WILL BE VOTED “FOR” THE PROPOSALS SET FORTH IN PROPOSALS 1 to 7. YOUR PROXY WILL VOTE UPON SUCH OTHER MATTERS AS MAY PROPERLY COME BEFORE THE EXTRAORDINARY GENERAL MEETING OR ANY ADJOURNMENTS OR POSTPONEMENTS THEREOF AT THEIR DISCRETION. THIS PROXY WILL REVOKE ALL PRIOR PROXIES SIGNED BY YOU.

PLEASE COMPLETE, DATE, SIGN AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.